                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K


               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                 FOR THE TRANSITION PERIOD FROM ______ TO ______

                             COMMISSION FILE NUMBER



        RETIREMENT SAVINGS PLAN FOR THE EMPLOYEES OF DEL WEBB CORPORATION
                            (FULL TITLE OF THE PLAN)


                                PULTE HOMES, INC.
                 (EXACT NAME OF ISSUER AS SPECIFIED IN CHARTER)


                     100 BLOOMFIELD HILLS PARKWAY, SUITE 300
                           BLOOMFIELD HILLS, MI 48304
                                 (248) 647-2750
             (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER AND
               AREA CODE, OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES)


                              DATED: JUNE 28, 2002

REQUIRED INFORMATION

Item 4.   Financial Statements and Supplemental Schedules for the Plan

The Retirement Savings Plan for the Employees of Del Webb Corporation (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements and supplemental schedules as of and for the year ended December 31, 2001, have been examined by Ernst & Young LLP, Independent Auditors, and their report is included herein. For the year ended December 31, 2000, the financial statements have been examined by KPMG LLP, Independent Auditors, and their report is included herein.

EXHIBITS

23.1  Consent of Independent Auditors, Ernst & Young LLP
23.2  Consent of Independent Auditors, KPMG LLP

FINANCIAL STATEMENTS AND SCHEDULE


Retirement Savings Plan for the Employees of Del Webb Corporation

December 31, 2001 and 2000 and year ended December 31, 2001 with Report of Independent Auditors

                         Retirement Savings Plan for the
                        Employees of Del Webb Corporation

                        Financial Statements and Schedule


           December 31, 2001 and 2000 and year ended December 31, 2001




                                    CONTENTS

Reports of Independent Auditors.............................................  1

Financial Statements

Statements of Net Assets Available for Plan Benefits........................  3
Statements of Changes in Net Assets Available for Plan Benefits.............  4
Notes to Financial Statements...............................................  5

Schedule

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)............ 11

                         Report of Independent Auditors


Board of Directors
Retirement Savings Plan for the Employees of Del Webb Corporation

We have audited the accompanying statement of net assets available for plan benefits of the Retirement Savings Plan for the Employees of Del Webb Corporation (the "Plan") as of December 31, 2001, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Retirement Savings Plan for the Employees of Del Webb Corporation as of December 31, 2001, and the changes in its net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                           /s/ ERNST & YOUNG LLP
Detroit, Michigan
June 10, 2002

                          Independent Auditors' Report

Benefits Advisory Committee
Retirement Savings Plan for the Employees of Del Webb Corporation:

We have audited the accompanying statements of net assets available for benefits of the Retirement Savings Plan for the Employees of Del Webb Corporation as of December 31, 2000, and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Retirement Savings Plan for the Employees of Del Webb Corporation as of December 31, 2000, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                            /s/ KPMG LLP

Phoenix, Arizona
May 31, 2001

                    Retirement Savings Plan for the Employees
                             of Del Webb Corporation

              Statements of Net Assets Available for Plan Benefits




                                                         DECEMBER 31
                                                   2001               2000
                                           -------------------------------------
Investments, at fair value                  $   64,104,772       $  70,119,441

Receivables:
   Employee contributions                          455,453             517,074
   Employer contributions                          246,068             274,104
                                           -------------------------------------
Total receivables                                  701,521             791,178
                                           -------------------------------------
Net assets available for plan benefits      $   64,806,293       $  70,910,619
                                           =====================================


See accompanying notes.

                    Retirement Savings Plan for the Employees
                             of Del Webb Corporation

           Statements of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2001

Additions:
   Contributions:
      Participants                                                $   7,982,723
      Employer                                                        3,869,533
                                                                 ---------------
                                                                     11,852,256

   Investment income:
      Interest and dividends                                          1,404,623
      Interest income on participant loans                               78,953
                                                                 ---------------
                                                                      1,483,576
                                                                 ---------------
Total additions                                                      13,335,832


Deductions:
   Distributions to participants                                    (11,955,624)
   Net realized and unrealized depreciation
      in fair value of investments                                   (7,428,876)
   Administrative and other expenses                                    (55,658)
                                                                 ---------------
Total deductions                                                    (19,440,158)
                                                                 ---------------
Net decrease                                                         (6,104,326)

Net assets available for plan benefits at beginning of year          70,910,619
                                                                 ---------------
Net assets available for plan benefits at end of year             $  64,806,293
                                                                 ===============

See accompanying notes.

                    Retirement Savings Plan for the Employees
                             of Del Webb Corporation

                         Notes to Financial Statements

                               December 31, 2001

1. DESCRIPTION OF PLAN

The following description of the Retirement Savings Plan for the Employees of Del Webb Corporation ("Plan") provides only general information. Participants should refer to the Plan documents for more complete information. Del Webb Corporation is a wholly-owned subsidiary of Pulte Homes, Inc. ("Pulte").

GENERAL AND ELIGIBILITY

The Plan is a defined contribution plan and covers all Eligible Employees of participating affiliates of Del Webb Corporation who are 21 years of age or older, but excludes any employee covered by a collective bargaining agreement negotiated in good faith with the Company. Terms of the agreement provide for covered employees to become participants generally after completion of six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan assets are held and investment transactions are executed by Fidelity Investments Institutional Operations Company, Inc., as Trustee.

CONTRIBUTIONS

Participants may make pretax contributions to the Plan from 2% of their compensation up to a maximum percentage subject to the annual deferral limits set forth by the Internal Revenue Code of $10,500 for 2001. If pretax contributions are made by participants, the Company will provide a matching contribution. For the year ended December 31, 2001, the Company matched 100% of the participant's first 3% of pretax compensation contributed and 50% of the next 2% of pretax compensation contributed.

The Plan also allows the Company to make a discretionary contribution to the Plan. The allocation of the discretionary contribution may exclude any participant eligible for the Company's Deferred Compensation Plan or any other Company incentive compensation plan. No such discretionary contributions were made in 2001.

Annual contributions for each participant are subject to participation and discrimination standards of Internal Revenue Code Section 401(k)(3).

                    Retirement Savings Plan for the Employees
                             of Del Webb Corporation

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF PLAN (CONTINUED)

PARTICIPANT ACCOUNTS

The Plan allows for each participant to control the allocation of their assets between the various investment funds and make changes to this allocation at any time. Each participant's account is credited with the participant's contribution, the Company matching contribution and an allocation of (a) the Company discretionary contribution, if any, (b) plan earnings, and (c) administrative expenses. Allocations are based on participant earnings or account balance, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Contributions may be invested in one or more if the investment options provided by the Plan. The Plan presently provides the following investment options:

    Pulte Homes Stock                         Fidelity Diversified International
    Fidelity Puritan Fund                     Fidelity Freedom Income
    Fidelity Magellan Fund                    FID Freedom 2000
    Fidelity Contra Fund                      FID Freedom 2010
    Fidelity Growth & Income Fund             FID Freedom 2020
    Fidelity Intermediate Bond Fund           FID Freedom 2030
    Fidelity Low Price Stock                  Janus Mercury Fund
    Fidelity Stock Selector Fund              Janus Worldwide
    Fidelity Retirement Money Market Fund     Spartan U.S. Equity Index Fund



VESTING

Participants become 100% vested in their contributions as well as employer contributions made on their behalf on the date of contribution.

                    Retirement Savings Plan for the Employees
                             of Del Webb Corporation

                    Notes to Financial Statements (continued)




1. DESCRIPTION OF PLAN (CONTINUED)

BENEFITS

Benefits are payable upon termination of employment, retirement, death, disability, election at age 59-1/2 or termination of the Plan. Participants can receive a lump sum distribution or installment payments for up to a ten-year period. On termination of service, distribution of balances in excess of $5,000 may be deferred until normal retirement age. Participants may withdraw from their account as set forth in the provisions of the Plan document.

PARTICIPANT LOANS

Generally, participants may borrow up to 50% of their account balance subject to a minimum of $1,000 and a maximum of $50,000 reduced by the highest outstanding loan balance during the preceding 12 months. Minimum monthly repayments of $50 are required. Each loan shall bear an interest rate equal to the average rate on certificates of deposit with maturities equivalent to the length of the loan at the beginning of the month the loan is made. The duration of the loans are subject to a minimum term of 12 months and a maximum term of 54 months. Loans for the purchase of a primary residence may be repaid over a longer term, not to exceed 180 months.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of' Plan termination, participants will be entitled to 100 percent of their account balances.

ADMINISTRATIVE AND OTHER EXPENSES

Other than loan origination fees and trustee fees, which are paid by the Plan, administrative expenses of the Plan are paid directly by the Company.

                    Retirement Savings Plan for the Employees
                             of Del Webb Corporation

                    Notes to Financial Statements (continued)




1. DESCRIPTION OF PLAN (CONTINUED)

PARTY-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

For the year ended December 31, 2001, the Plan purchased 40,137 shares of Del Webb Corporation common stock, at a cost of $1,421,199. Also for the year ended December 31, 2001, the Plan purchased 184,496 shares of Pulte Homes, Inc. common stock at a cost of $3,968,960.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements have been prepared on the accrual basis and present the net assets available for benefits and changes in those net assets.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments in mutual funds are stated at the Plan's proportionate interest in the net assets of the funds, which, are valued at market. Investments in money market funds are stated at the reinvested share values, which represent market. Investments in common stock of Pulte Homes, Inc. are valued at the quoted market price. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

                    Retirement Savings Plan for the Employees
                             of Del Webb Corporation

                    Notes to Financial Statements (continued)




3. INVESTMENTS

During 2001, the Plan's investments (including investments purchased, sold and held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                                                            NET REALIZED AND
                                                               UNREALIZED
                                                             APPRECIATION/
                                                           (DEPRECIATION) IN
                                                             FAIR VALUE OF
                                                              INVESTMENTS
                                                         --------------------
                  Investments:
                     Mutual Funds                        $    (8,165,935)
                     Del Webb Stock Fund                         781,158
                     Common Stock                               (348,163)
                     Pulte Homes Stock                           304,064
                                                         --------------------
                  Net depreciation of investments        $    (7,428,876)
                                                         ====================

Investments that represent 5% or more of the fair value of the Plan's net assets are as follows:

                                               FAIR VALUE         FAIR VALUE
                                                  AS OF             AS OF
                                              DECEMBER 31,       DECEMBER 31,
                                                  2001               2000
                                             -----------------------------------
Investment:
   Fidelity Puritan Fund                     $    5,978,122    $    6,357,658
   Fidelity Magellan Fund                        11,355,999        13,851,917
   Fidelity Contra Fund                           3,955,633         4,875,601
   Fidelity Growth & Income Fund                  7,969,339         9,393,640
   Fidelity Intermediate Bond Fund                3,556,968               *
   Fidelity Retirement Money Market Fund          8,866,832         7,498,762
   Janus Mercury Fund                             5,198,670         7,620,047
   Janus Worldwide Fund                           3,315,914         4,187,583
   Pulte Homes Stock Fund                         3,468,598               *

* Fair value of investment did not exceed 5% of the Plan's net assets available for plan benefits at December 31, 2000.

                    Retirement Savings Plan for the Employees
                             of Del Webb Corporation

                    Notes to Financial Statements (continued)




4. FEDERAL INCOME TAXES

The Plan has received a determination letter from the Internal Revenue Service dated June 5, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. The Plan has applied for but has not received a new determination letter qualifying the plan under this provision. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

                                    SCHEDULE

                    Retirement Savings Plan for the Employees
                             of Del Webb Corporation
                                 EIN: 86-0077724
                                Plan Number: 042

         Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)

                                December 31, 2001


       IDENTITY OF ISSUER,                    DESCRIPTION OF INVESTMENT, INCLUDING
        BORROWER, LESSOR                        MATURITY DATE, RATE OF INTEREST                       CURRENT
        OR SIMILAR PARTY                       COLLATERAL, PAR OR MATURITY VALUE        COST           VALUE
   ------------------------------------------------------------------------------------------------------------------

 * Fidelity Investments         Brokerage Link Holdings                                  **     $       1,484,199
 * Pulte Homes, Inc.            Pulte Homes Stock Fund, 156,760 shares                   **             3,468,598
 * Fidelity Investments         Fidelity Puritan Fund, 338,320 shares                    **             5,978,122
 * Fidelity Investments         Fidelity Magellan Fund 108,962 shares                    **            11,355,999
 * Fidelity Investments         Fidelity Contra Fund, 92,486 shares                      **             3,955,633
 * Fidelity Investments         Fidelity Growth & Income Fund, 213,198 shares            **             7,969,339
 * Fidelity Investments         Fidelity Intermediate Bond Fund, 344,667 shares          **             3,556,968
 * Fidelity Investments         Fidelity Low Price Stock, 41,295 shares                  **             1,132,303
 * Fidelity Investments         Fidelity Stock Selector Fund, 101,976 shares             **             2,154,744
 * Fidelity Investments         Spartan U.S. Equity Index Fund, 75,131 shares            **             3,053,336
 * Fidelity Investments         Fidelity Retirement Money Market Fund,
                                   8,866,832 shares                                      **             8,866,832
 * Fidelity Investments         Fidelity Diversified International, 15,857 shares        **               302,545
 * Fidelity Investments         Fidelity Freedom Income, 2,456 shares                    **                26,843
 * Fidelity Investments         FID Freedom 2000, 11,878 shares                          **               136,838
 * Fidelity Investments         FID Freedom 2010, 19,062 shares                          **               240,377
 * Fidelity Investments         FID Freedom 2020, 20,830 shares                          **               262,044
 * Fidelity Investments         FID Freedom 2030, 31,179 shares                          **               391,613
   Janus                        Janus Mercury Fund, 250,056 shares                       **             5,198,670
   Janus                        Janus Worldwide Fund, 75,637 shares                      **             3,315,914
 * Participant loans            Interest rates range from 3.55% to 6.61%                                1,253,855
                                                                                               ----------------------
                                                                                                $      64,104,772
                                                                                               ======================

   * Party in interest

   ** Participant-directed investments, cost information is omitted

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the 401(k) Committee Members who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


June 28, 2002                      By:  /s/ Michael A. O'Brien
                                        ----------------------
                                         Michael A. O'Brien
                                         Senior Vice President - Corporate
                                         Development

                                 Exhibit Index

Exhibit #                   Exhibit Name
---------                   ------------
23.1                        Consent of Independent Auditors for
                            Ernst & Young LLP

23.2                        Consent of Independent Auditors for
                            KPMG LLP